CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
For the three and six months ended June 30, 2017 and 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION
(Expressed in thousands of United States dollars) - Unaudited

	Notes	June 30 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents	6	$190,636	$163,368
Trade and other receivables	7	57,554	64,646
Inventories	8	124,257	126,618
Other		4,236	4,810
		376,683	359,442
Non-current
Mineral interests, plant and equipment, net	9	2,589,481	2,556,953
Sales tax and other receivables		45,143	36,107
Restricted cash		5,047	4,672
Deferred tax asset		789	1,994
Goodwill	9a	112,085	112,085
		2,752,545	2,711,811
Total Assets		$3,129,228	$3,071,253
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$109,941	$129,170
Lease obligations	12	7,552	8,696
Debt	11b	35,000	—
Income tax payable		2,001	10,733
Reclamation provision	13	2,072	—
Other		1,836	1,837
		158,402	150,436
Non-current
Lease obligations	12	3,962	7,250
Debt	11b	—	35,000
Reclamation provision	13	65,974	64,219
Deferred tax liability		240,234	236,175
Other		6,340	6,019
Total Liabilities		474,912	499,099
SHAREHOLDERS' EQUITY
Share capital	17e	2,787,387	2,775,068
Share-based payment reserve	17	17,724	18,629
Deficit		(150,795)	(221,543)
Total Shareholders' Equity		2,654,316	2,572,154
Total Liabilities and Shareholders' Equity		$3,129,228	$3,071,253

Commitments and Contingencies (notes 23b, 25), Subsequent Events (note 26)

APPROVED BY THE DIRECTORS

"Ron Clayton"	"Dan Rovig"
Ron Clayton	Dan Rovig
PRESIDENT AND CEO	LEAD INDEPENDENT DIRECTOR

See accompanying notes to the condensed interim consolidated financial statements	1
Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except per share and share information) - Unaudited

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2017	2016	2017	2016
Revenues	14, 21	$209,576	$228,251	$460,622	$360,384
Operating costs
Production costs	15, 21	92,206	92,243	189,595	151,254
Royalties	21	5,451	9,237	13,098	10,156
Depreciation and depletion	21	37,634	36,740	79,475	54,332
Total operating costs		135,291	138,220	282,168	215,742
Mine operating earnings		74,285	90,031	178,454	144,642
Other operating expenses
Exploration		5,937	2,360	10,131	2,737
General and administrative	16	11,373	22,649	23,065	30,528
Total other operating expenses		17,310	25,009	33,196	33,265
Earnings from operations		56,975	65,022	145,258	111,377
Other (income) expense
Interest income		(161)	(1,720)	(275)	(2,761)
Interest expense		608	886	1,674	2,759
Foreign exchange loss (gain)		383	(1,259)	933	(3,446)
Loss on debenture conversion		—	32,304	—	32,304
Other expense (income)		957	(823)	1,840	(749)
Total other expense (income)		1,787	29,388	4,172	28,107
Earnings before income taxes		55,188	35,634	141,086	83,270
Tax expense
Current income tax expense	18	12,179	18,668	27,651	32,121
Deferred income tax (benefit) expense	18	9,522	224	5,252	(3,401)
Earnings and total comprehensive income		$33,487	$16,742	$108,183	$54,550
Earnings per share
Basic	19	$0.11	$0.05	$0.35	$0.20
Diluted	19	$0.11	$0.05	$0.35	$0.20
Weighted average shares outstanding
Basic	19	312,786,759	305,984,711	312,430,033	267,333,149
Diluted	19	312,869,386	306,173,572	312,510,497	267,568,532

See accompanying notes to the condensed interim consolidated financial statements	2
Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars) - Unaudited

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2017	2016	2017	2016
OPERATING ACTIVITIES
Earnings for the period		$33,487	$16,742	$108,183	$54,550
Adjustments for:
Interest expense		608	1,608	1,674	3,481
Income tax expense	18	21,701	18,892	32,903	28,720
Items not involving cash:
Depreciation and depletion		40,615	38,672	83,595	56,786
Loss on disposition of plant and equipment		290	(204)	622	(193)
Gain on currency swap		—	(253)	—	(1,067)
Share-based payments	17	1,733	2,943	3,266	4,604
Unrealized foreign exchange loss		359	(621)	731	(495)
Accretion	13	653	536	1,322	1,248
Loss on debenture conversion		—	32,304	—	32,304
Shares issued as transaction costs		—	5,332	—	5,332
Cash provided by operating activities before changes in working capital		99,446	115,951	232,296	185,270
Changes in working capital	20	16,062	(62,048)	(19,615)	(88,956)
Cash provided by operating activities		115,508	53,903	212,681	96,314
Income taxes paid		(19,440)	(16,225)	(38,035)	(33,343)
Net cash provided by operating activities		96,068	37,678	174,646	62,971
INVESTING ACTIVITIES
Mineral interests, plant and equipment additions		(63,445)	(39,480)	(111,573)	(66,886)
Cash acquired through acquisition		—	70,187	—	70,187
Net cash (used in) provided by investing activities		(63,445)	30,707	(111,573)	3,301
FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		168	13,923	914	15,488
Dividends paid to shareholders	19	(15,519)	(18,419)	(30,293)	(32,076)
Loan origination fees and other		(114)	(113)	(229)	(229)
Interest paid		(494)	(1,411)	(1,446)	(3,053)
Payments on finance leases	11	(2,451)	(4,178)	(5,111)	(5,747)
Borrowings on credit facility	11	—	35,000	—	35,000
Repayments of loan		—	(35,000)	—	(35,000)
Other		—	471	—	471
Net cash used in financing activities		(18,410)	(9,727)	(36,165)	(25,146)
Effect of exchange rates on cash and cash equivalents		1,026	2,259	360	1,914
Increase in cash and cash equivalents		15,239	60,917	27,268	43,040
Cash and cash equivalents, beginning of period		175,397	90,790	163,368	108,667
Cash and cash equivalents, end of period	6	$190,636	$151,707	$190,636	$151,707

Supplemental cash flow information (note 20 )

See accompanying notes to the condensed interim consolidated financial statements	3
Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information) - Unaudited

	Notes	Number of Shares	Share Capital	Share-Based Payment Reserves	Deficit	Total
At January 1, 2017		311,362,031	$2,775,068	$18,629	$(221,543)	$2,572,154
Earnings and total comprehensive income		—	—	—	108,183	108,183
Shares issued under the Share Plan	17	290,750	3,837	(3,182)	—	655
Shares issued on exercise of stock options	17	112,136	1,340	(425)	—	915
Share-based payments	17	—	—	2,702	—	2,702
Dividends paid to shareholders	19	854,351	7,142	—	(37,435)	(30,293)
At June 30, 2017		312,619,268	$2,787,387	$17,724	$(150,795)	$2,654,316

	Notes	Number of Shares	Share Capital	Share-Based Payment Reserves	Deficit	Total
At January 1, 2016		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031
Earnings and total comprehensive income		—	—	—	54,550	54,550
Shares issued under the Share Plan	17	229,000	3,399	(2,612)	—	787
Shares issued as transaction costs		455,019	5,332	—	—	5,332
Shares issued on acquisition of Lake Shore Gold		69,239,629	676,670	8,436	—	685,106
Shares issued on conversion of PSUs on acquisition of Lake Shore Gold		211,442	2,131	—	—	2,131
Shares issued on conversion and redemption of convertible debentures		10,733,675	137,997	—	—	137,997
Shares issued on exercise of stock options	17	2,402,867	26,858	(11,370)	—	15,488
Share-based payments	17	—	—	3,735	—	3,735
Dividends paid to shareholders	19	—	—	—	(32,076)	(32,076)
At June 30, 2016		310,673,313	$2,767,063	$17,561	$(247,543)	$2,537,081

See accompanying notes to the condensed interim consolidated financial statements	4
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated) - Unaudited
Three and six months ended June 30, 2017 and 2016

1. OPERATIONS

Tahoe Resources Inc. ("Tahoe") was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements ("interim financial statements") include the accounts of Tahoe and its subsidiaries (together referred to as the "Company"). The Company's principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas.

The Company's registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company's Board of Directors authorized issuance of these interim financial statements on August 8, 2017.

2. BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2016 and 2015 ("consolidated financial statements"). The Company's interim results are not necessarily indicative of its results for a full year.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company's consolidated financial statements, except as noted below.

b) Currency of presentation

These interim financial statements are presented in United States dollars ("USD"), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c) Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the interim financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Tahoe Resources Inc.	5
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at June 30, 2017 are as follows:

Direct Parent Company	Location	Ownership Percentage	Mining Properties and Development Projects Owned
Minera San Rafael, S.A.	Guatemala	100%	El Escobal mine
La Arena S.A.	Peru	100%	La Arena mine,
			La Arena Phase II Project
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
		100%	Timmins West,
		100%	Thunder Creek,
		100%	144 Gap,
		100%	Fenn-Gib Project
Temex Resources Corp.	Canada	100%	Juby Project,
		79%	Whitney Project
Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.
4. CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a) Application of new or amended accounting standards effective January 1, 2017

i. New or amended standards adopted in the Company's consolidated financial statements.

The Company has adopted the following new or amended IFRS standards for the annual period beginning on January 1, 2017. The Company has determined there to be no material impact on its interim financial statements:

•IAS 7 - Statement of Cash Flows; and
•IAS 12 - Income Taxes

b) Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the three and six months ended June 30, 2017, and have not been applied in preparing these interim financial statements.

The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i. New or amended standards effective January 1, 2018 and thereafter.

•IFRS 9 - Financial Instruments;
•IFRS 15 - Revenue from Contracts with Customers; and
•IFRS 16 - Leases
IFRS 9 - Financial Instruments ("IFRS 9"), IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") and IFRS 16 - Leases ("IFRS 16") are expected to have an impact on the Company's consolidated financial statements upon adoption.
IFRS 9 was issued by the International Accounting Standards Board ("IASB") in July 2014 and will replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. IFRS 9 also resulted in amendments to IFRS 7 - Financial Instruments: Disclosures, which will require additional disclosures about investments in equity instruments measured at fair value in other comprehensive income and provides guidance on financial liabilities and the derecognition of financial instruments. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the standard and amendments will have on its consolidated financial statements.
IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance

Tahoe Resources Inc.	6
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.
IFRS 16 was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15, Revenue from Contracts with Customers, has been applied. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.
5. CRITICAL JUDGEMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three and six months ended June 30, 2017 are consistent with those applied and disclosed in note 5 of the consolidated financial statements. The Company's interim results are not necessarily indicative of its results for a full year.

6. CASH AND CASH EQUIVALENTS

	June 30, 2017	December 31, 2016
Cash	$190,107	$162,841
Cash equivalents	529	527
	$190,636	$163,368

7. TRADE AND OTHER RECEIVABLES

	June 30, 2017	December 31, 2016
Trade receivables	$17,207	$18,997
Sales tax receivable	37,198	42,844
Other	3,149	2,805
	$57,554	$64,646

8. INVENTORIES

	June 30, 2017	December 31, 2016
Supplies	$52,362	$56,612
Stockpile	22,650	16,940
Work in process	18,361	27,649
Finished goods	30,884	25,417
	$124,257	$126,618
The cost of inventories recognized as an expense for the three and six months ended June 30, 2017 was $129,840 and $269,070, respectively (three and six months ended June 30, 2016: $128,983 and $205,586, respectively) and is included in total operating costs.

Tahoe Resources Inc.	7
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

9. MINERAL INTERESTS

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	Total
Cost
Balance at January 1, 2017	$1,524,323	$637,644	$899,513	$3,061,480
Additions	22,434	24,388	67,347	114,169
Disposals	—	—	(4,939)	(4,939)
Transfers(1)	13,788	(13,788)	—	—
Change in reclamation provision	1,095	1,437	—	2,532
Balance at June 30, 2017	$1,561,640	$649,681	$961,921	$3,173,242
Accumulated depreciation and depletion
Balance at January 1, 2017	$(365,248)	$—	$(139,279)	$(504,527)
Additions(2)	(52,360)	(2,443)	(28,662)	(83,465)
Disposals	—	—	4,231	4,231
Balance at June 30, 2017	$(417,608)	$(2,443)	$(163,710)	$(583,761)
Carrying amount at
June 30, 2017	$1,144,032	$647,238	$798,211	$2,589,481

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	Total
Cost
Balance at January 1, 2016	$714,011	$737,108	$595,377	$2,046,496
Acquired mineral interests(3)(4)	278,489	337,450	174,747	790,686
Additions	69,178	7,128	134,802	211,108
Disposals	—	—	(5,413)	(5,413)
Transfers(5)	444,042	(444,042)	—	—
Change in reclamation provision	18,603	—	—	18,603
Balance at December 31, 2016	$1,524,323	$637,644	$899,513	$3,061,480
Accumulated depreciation and depletion
Balance at January 1, 2016	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Additions	(75,088)	—	(61,933)	(137,021)
Disposals	—	—	4,478	4,478
Transfers(5)	(121,000)	121,000	—	—
Balance at December 31, 2016	$(365,248)	$—	$(139,279)	$(504,527)
Carrying amount at
December 31, 2016	$1,159,075	$637,644	$760,234	$2,556,953

(1)
The updated resource statements published in January 2017 reflect an increase to the depletable base at the Timmins West mine of 72,904 ounces. These ounces were transferred from non-depletable to depletable mineral interests. Refer to updated resources statements available on the Company's website at www.tahoeresources.com.

(2)
The updated resource statements published in January 2017 reflect a decrease to the in-situ ounces at the Timmins West mine which resulted in an impact of $2,049 to non-depletable mineral interests. Refer to updated resources statements available on the Company's website at www.tahoeresources.com.

(3)	Acquired mineral interests relate to the acquisition of Lake Shore Gold on April 1, 2016.

(4)	Non-depletable mineral interests acquired as part of the acquisition of Lake Shore Gold on April 1, 2016 include the Whitney, Fenn-Gib and Juby projects, and other exploration potential.

(5)
Upon declaration of commercial production on May 1, 2016, the carrying value of mineral interests and the impairment associated with the Shahuindo mine included in non-depletable mineral interests were transferred to depletable mineral interests. All pre-operating revenues from production at Shahuindo were credited against construction capital through April 30, 2016.

Tahoe Resources Inc.	8
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

A summary by segment of the net carrying amount of mineral interests is as follows:

	Mineral Interests
	Depletable	Non-Depletable(1)	Plant & Equipment	June 30, 2017	December 31, 2016
Escobal	$486,091	$27,264	$261,155	$774,510	$785,888
La Arena	33,579	215,334	200,006	448,919	451,551
Shahuindo	310,569	55,403	135,356	501,328	482,685
Timmins mines	313,793	349,237	201,694	864,724	836,829
	$1,144,032	$647,238	$798,211	$2,589,481	$2,556,953
(1)      Non-depletable mineral interests include exploration and evaluation projects and land.
At June 30, 2017, the Company had $4,924 (December 31, 2016: $4,206) in capitalized stripping costs relating to production phase stripping.
a) Goodwill

Goodwill typically arises on the Company's business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.
The carrying amount of goodwill has been allocated to the following cash generating units ("CGUs") and is included in the respective operating segment assets:

	La Arena Phase II(1)	Timmins Exploration Potential(2)	Total
January 1, 2016	$57,468	$—	$57,468
Additions	—	54,617	54,617
December 31, 2016	$57,468	$54,617	$112,085
Additions	—	—	—
June 30, 2017	$57,468	$54,617	$112,085

(1)	The La Arena Phase II CGU is included in the La Arena operating segment in non-depletable mineral interests.

(2)
The allocation of goodwill associated with the acquisition of Lake Shore Gold was finalized during 2016 and was allocated 100% to the Timmins Exploration Potential CGU which is included in the Timmins mines operating segment in non-depletable mineral interests.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2017	December 31, 2016
Trade payables	$55,079	$70,315
Accrued trade and other payables	23,204	22,976
Royalties	16,856	15,044
Accrued payroll and related benefits	14,802	20,835
	$109,941	$129,170

11. DEBT

	Note	2017	2016
Balance at January 1, 2017 and 2016		$35,000	$35,000
Borrowings/additions	11(a)	—	35,000
Repayments	11(a)	—	(35,000)
Ending balance at June 30, 2017 and December 31, 2016		$35,000	$35,000
The Company's debt facilities contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other entity.

Tahoe Resources Inc.	9
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

a) Credit facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the "Facility") for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on July 10, 2017. The Facility has a two-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the loan which was acquired as part of the acquisition of Rio Alto. The Company is currently in compliance with all covenants associated with the Facility.

b) Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the "Revolving Facility") for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company's consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $212 and $420 for the three and six months ended June 30, 2017, respectively (three and six months ended June 30, 2016: $210 and $410, respectively). The Revolving Facility has a three-year term maturing August 10, 2018. Proceeds may be used for general corporate purposes.

As at June 30, 2017, the Company had not drawn on the Revolving Facility. The Company was in compliance with all covenants associated with the Revolving Facility at June 30, 2017 (see note 26).

12. LEASE OBLIGATIONS

	2017	2016
Balance at January 1, 2017 and 2016	$15,946	$13,862
Additions(1)	—	24,531
Payments(2)	(5,111)	(22,468)
Accrued interest	264	559
Foreign exchange gain	415	(538)
Ending balance at June 30, 2017 and December 31, 2016	$11,514	$15,946

(1)	2016 additions include $16,589 related to finance leases acquired as a result of the Lake Shore Gold business combination on April 1, 2016 and $7,942 in other additions during the year.

(2)	2016 payments include $10,420 for the retirement of the La Ramada sale-leaseback.

	June 30, 2017	December 31, 2016
Current portion	$7,552	$8,696
Non-current portion	3,962	7,250
	$11,514	$15,946
As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.9% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases for a nominal amount. The Company's obligations under the finance leases are secured by the lessor's title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.
In addition to the finance leases acquired as part of the Lake Shore Gold acquisition, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7,300 and leased them back for a period of 36 months. The sale-leaseback bore interest at 3.7% and was paid through 12 quarterly installments of principal and interest with the final payment having been paid on October 1, 2016. Upon final payment, the Company elected the option to purchase all the equipment for CAD$1,314.

Tahoe Resources Inc.	10
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

13. RECLAMATION PROVISION

	2017	2016
Balance at January 1, 2017 and 2016	$64,219	$39,524
Additions to reclamation provision(1)	—	3,722
Accretion expense	1,321	2,370
Revisions in estimates and obligations	2,506	18,603
Ending balance at June 30, 2017 and December 31, 2016	$68,046	$64,219

(1)	2016 additions relate to the Timmins mines acquired as a result of the Lake Shore Gold acquisition on April 1, 2016.

	June 30, 2017	December 31, 2016
Current portion(1)	$2,072	$—
Non-current portion	65,974	64,219
	$68,046	$64,219

(1)
During the three months ended June 30, 2017, the Company determined that it will incur reclamation costs on the Whitney Project during 2017. As a result, a portion of the reclamation provision has been reclassified to current liabilities.

The Company's environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the undiscounted cash flows related to the future reclamation obligations arising from its activities to June 30, 2017 to be $98,804 (December 31, 2016: $99,273).

In determining the discount rate to be used in the calculations of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place. The discount rates used in the calculations were between 4.00% and 6.00%.

There were changes to the partial guarantees for the closure obligations of the Shahuindo and Timmins mines during the three and six months ended June 30, 2017. The letter of credit remained at $12,531 for La Arena while the letters of credit increased to $5,213 for Shahuindo and the bond increased to $8,681 for the Timmins mines.
14. REVENUES

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Silver	$63,407	$93,007	$164,688	$161,632
Gold	137,445	127,274	277,197	184,116
Lead	3,007	2,330	6,766	4,492
Zinc	5,717	5,640	11,971	10,144
	$209,576	$228,251	$460,622	$360,384

a) Concentrate revenues

The Company has contracts with a number of customers for its concentrate sales. For the three and six months ended June 30, 2017, the Company's top four concentrate customers account for 98% and 97%, respectively, of concentrate revenues (three and six months ended June 30, 2016: top three customers accounted for 98% of concentrate revenues).

Tahoe Resources Inc.	11
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

The concentrate revenues by customer for the three and six months ended June 30, 2017 and 2016 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Customer 1	40%	27%	40%	35%
Customer 2	24%	26%	25%	25%
Customer 3	20%	26%	19%	24%
Customer 4	14%	19%	13%	14%
Other customers	2%	2%	3%	2%
Total concentrate revenues	100%	100%	100%	100%

b) Doré revenues

The Company has contracts with customers for its doré sales. The Company's top three doré customers account for 90% and 91%, respectively, of doré revenues for the three and six months ended June 30, 2017 (three and six months ended June 30, 2016: two customers accounted for 98% and 97% of doré revenues). For the three and six months ended June 30, 2017, doré sales comprised 99% and 98%, respectively, of total gold sales (three and six months ended June 30, 2016: 98% and 97%, respectively). The doré revenues by customer for the three and six months ended June 30, 2017 and 2016 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Customer 1	42%	67%	42%	76%
Customer 2	23%	31%	29%	21%
Customer 3	25%	—%	20%	—%
Other customers	10%	2%	9%	3%
Total doré revenues	100%	100%	100%	100%
The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company's results of operations, financial condition and cash flows due to the nature of the refined metals market.
15. PRODUCTION COSTS

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Raw materials and consumables	$39,229	$43,561	$85,870	$71,560
Salaries and benefits	24,415	23,027	49,038	34,618
Contractors and outside services	26,232	23,988	50,513	41,565
Other expenses	5,578	5,844	8,584	8,410
Changes in inventory	(3,248)	(4,177)	(4,410)	(4,899)
	$92,206	$92,243	$189,595	$151,254

16. GENERAL AND ADMINISTRATIVE EXPENSES

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2017	2016	2017	2016
Salaries and benefits		$5,560	$2,614	$10,246	$5,658
Share-based payments	17	1,720	2,942	3,290	4,604
Consulting and professional fees		1,296	4,155	2,642	4,892
Administrative and other		2,797	2,599	6,887	4,353
Transaction costs		—	10,339	—	11,021
		$11,373	$22,649	$23,065	$30,528

Tahoe Resources Inc.	12
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

17. SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company's equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company's share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (collectively, the "Share Options"), as well as Deferred Share Awards ("DSAs"), Restricted Share Awards ("RSAs") and Share Appreciation Rights ("SARs") (collectively with the Share Options, referred to as the "Share Plan").

At June 30, 2017, the Company has the following share-based payment arrangements:

a)     Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company's shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors and vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD of Share Options outstanding at June 30, 2017 and December 31, 2016 are as follows:

	Weighted average exercise price	Number of Share Options
Outstanding at January 1, 2016	$14.92	4,068,457
Granted(1)	9.29	2,972,876
Exercised	9.13	(2,819,838)
Forfeited	13.82	(335,000)
Expired	16.57	(674,750)
Outstanding at December 31, 2016	$14.55	3,211,745
Granted	10.06	1,320,000
Exercised	10.82	(112,136)
Forfeited	14.16	(150,000)
Expired	16.37	(156,134)
Outstanding at June 30, 2017	$13.15	4,113,475

(1)	Includes the replacement options granted on April 1, 2016 as a result of the acquisition of Lake Shore Gold.
The following table summarizes information about Share Options outstanding and exercisable at June 30, 2017 (exercise range and prices in CAD):

Exercise price range	Outstanding	Weighted average exercise price	Weighted average remaining life (years)	Exercisable	Weighted average exercise price	Weighted average remaining life (years)
2.80-10.12	1,377,840	$9.68	4.19	207,840	$7.88	1.33
10.13-12.56	1,068,212	$12.25	3.76	332,545	$12.38	3.67
12.57-15.74	923,595	$15.17	2.82	609,595	$15.12	2.72
15.75-16.52	452,000	$16.31	0.90	425,000	$16.34	0.68
16.53-23.37	291,828	$21.56	1.47	238,828	$21.79	0.92
2.80-23.37	4,113,475	$13.15	3.22	1,813,808	$14.95	2.02
During the three and six months ended June 30, 2017, the Company recorded $623 and $1,446 of share based compensation expense relating to Share Options in general and administrative expenses (three and six months ended June 30, 2016: $1,123 and $1,903).

Tahoe Resources Inc.	13
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

b)     DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as "Share Awards") to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.     DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the "general DSA vesting terms").

The number of DSAs outstanding at June 30, 2017 and December 31, 2016 is as follows:

Outstanding at January 1, 2016	350,000
Granted	342,000
Shares issued	(184,000)
Cancelled/forfeited	(45,000)
Outstanding at December 31, 2016	463,000
Granted	186,000
Shares issued	(215,000)
Cancelled/forfeited	(17,000)
Outstanding at June 30, 2017	417,000

During the three and six months ended June 30, 2017, the Company recorded $442 and $1,190 of share based compensation expense relating to DSAs in general and administrative expenses (three and six months ended June 30, 2017: $717 and $1,421).

ii.     RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at June 30, 2017 and December 31, 2016.

The Company granted 72,000 and 75,750 RSAs during the three and six months ended June 30, 2017 for total share based compensation expense of $620 and $655 which was recorded in general and administrative expenses (three and six months ended June 30, 2016: 60,000 RSAs were granted and $787 expense recorded).

c)     SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

Tahoe Resources Inc.	14
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

The number of SARs outstanding and exercisable at June 30, 2017 and December 31, 2016 is as follows:

Number of SARs
Outstanding at January 1, 2016	43,000
Issued	135,000
Exercised	(23,000)
Expired/forfeited	(1,000)
Outstanding at December 31, 2016	154,000
Issued	—
Exercised	(2,000)
Expired/forfeited	(16,500)
Outstanding at June 30, 2017	135,500

Exercisable at December 31, 2016	12,000
Exercisable at June 30, 2017	—
At June 30, 2017, vested SARs had a weighted average intrinsic value of CAD$(4.76) per share (December 31, 2016: CAD$(5.32) per share) and the Company has recognized other current and non-current liabilities for SARs of $120 and $105, respectively (December 31, 2016: $165 and $101, respectively).
During the three and six months ended June 30, 2017, the Company recorded $17 and $(40) of compensation expense relating to SARs in general and administrative expenses (three and six months ended June 30, 2016: $316 and $493).
The following table summarizes information about SARs outstanding and exercisable at June 30, 2017 (grant price range in CAD):

Grant price range	Issued	Exercised/ Cancelled	Outstanding	Exercisable
6.40-12.87	407,000	(298,500)	108,500	—
13.35-16.57	60,000	(60,000)	—	—
18.00-23.31	107,500	(80,500)	27,000	—
6.40-23.31	574,500	(439,000)	135,500	—

d)     Inputs for measurement of fair values

The grant date fair values (CAD) of Share Options and SARs and the re-measurement fair value of SARs are measured based on the Black-Scholes Model and are denominated in CAD.

i.     Share Options

There were 15,000 and 1,320,000 Share Options granted during the three and six months ended June 30, 2017 (three and six months ended June 30, 2016: 1,807,876 and 2,888,876).

Tahoe Resources Inc.	15
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

The weighted average inputs used and grant date fair values (CAD) of Share Options granted during the three months ended June 30, 2017 and 2016 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Share price	$11.06	$12.66	$9.68	$12.55
Exercise price	$11.16	$6.96	$9.39	$8.88
Expected volatility(1)	51%	52%	51%	51%
Expected life (years)	3.50	2.67	3.50	2.80
Expected dividend yield	2.80%	2.39%	3.32%	2.44%
Risk-free interest rate	0.81%	0.57%	1.06%	0.57%
Pre-vest forfeiture rate	6.94%	4.02%	7.10%	4.05%
Fair value	$3.51	$6.47	$2.77	$5.52

(1)	The expected volatility assumption is based on the historical volatility of the Company's Canadian dollar common shares on the Toronto Stock Exchange.

ii.     SARs

There were no SARs granted during the three and six months ended June 30, 2017 (three and six months ended June 30, 2016: 135,000).

The weighted average inputs used and grant date fair values (CAD) of SARs granted during the three and six months ended June 30, 2017 and 2016 are as follows:

	June 30, 2017	June 30, 2016
Share price	$—	$12.64
Exercise price	$—	$12.38
Expected volatility	—	52%
Expected life (years)	—	5.00
Risk-free interest rate	—	0.61%
Fair value	$—	$5.74
The weighted average inputs used and re-measurement date fair values (CAD) of SARs as at June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
Share price	$11.18	$12.65
Exercise price	$14.40	$14.05
Expected volatility	50%	50%
Expected life (years)	3.27	3.80
Risk-free interest rate	1.32%	1.02%
Fair value	$3.26	$4.60

e)     Authorized share capital

The Company's authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;

•	Common shares are without special rights or restrictions attached;

•	Common shares have voting rights;

•	Common shareholders are entitled to receive dividend payments; and

•	Common shareholders are entitled to elect to reinvest their dividend payments through the Company's dividend reinvestment program.

Tahoe Resources Inc.	16
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

At June 30, 2017, there were 312,619,268 common shares of the Company issued and outstanding (December 31, 2016: 311,362,031).
18. INCOME TAX EXPENSE

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Earnings before income taxes	$55,188	$35,634	$141,086	$83,270
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense	$14,349	$9,265	$36,682	$21,650
Reconciling items:
Difference between statutory and foreign tax rates	(1,032)	(1,420)	(5,852)	(2,056)
Non-deductible share-based payments	1,160	189	1,395	359
Impact of foreign exchange on deferred income tax assets and liabilities	2,607	(1,186)	(4,361)	(4,702)
Non-deductible expenses	4,400	16,152	4,842	16,687
Change in unrecognized deferred tax assets	217	(1,516)	197	(626)
Other	—	(2,592)	—	(2,592)
Income tax expense	$21,701	$18,892	$32,903	$28,720

19. EARNINGS PER SHARE

	Three Months Ended June 30, 2017			Three Months Ended June 30, 2016
	Earnings	Weighted average shares outstanding	Earnings per share	Earnings	Weighted average shares outstanding	Earnings per share
Basic EPS(1)	$33,487	312,786,759	$0.11	$16,742	305,984,711	$0.05
Dilutive securities:
Share options	—	82,627	—	—	188,861	—
Diluted EPS	$33,487	312,869,386	$0.11	$16,742	306,173,572	$0.05

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 417,000 DSAs (three months ended June 30, 2016: 505,000 DSAs).

For the three months ended June 30, 2017, 4,113,475 Shares Options and 417,000 DSAs were outstanding of which 2,675,635 and nil, respectively were anti-dilutive (three months ended June 30, 2016: 3,913,468 Share Options and 505,000 DSAs outstanding, of which 368,119 and nil, respectively were anti-dilutive) because the underlying exercise prices exceeded the average market price for the three months ended June 30, 2017 of CAD$11.71 (three months ended June 30, 2016: CAD$16.41).

	Six Months Ended June 30, 2017			Six Months Ended June 30, 2016
	Earnings	Weighted average shares outstanding	Earnings per share	Earnings	Weighted average shares outstanding	Earnings per share
Basic EPS(1)	$108,183	312,430,033	$0.35	$54,550	267,333,149	$0.20
Dilutive securities:
Share options	—	80,464	—	—	235,383	—
Diluted EPS	$108,183	312,510,497	$0.35	$54,550	267,568,532	$0.20

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 417,000 DSAs (six months ended June 30, 2016: 505,000 DSAs).

Tahoe Resources Inc.	17
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

For the six months ended June 30, 2017, 4,113,475 Shares Options and 417,000 DSAs were outstanding of which 2,675,635 and nil, respectively were anti-dilutive (six months ended June 30, 2016: 3,913,468 Share Options and 505,000 DSAs outstanding, of which 248,314 and nil, respectively were anti-dilutive) because the underlying exercise prices exceeded the average market price for the six months ended June 30, 2017 of CAD $11.56 (three months ended June 30, 2016: CAD$14.22).

During the three and six months ended June 30, 2017, the Company declared and paid to its shareholders dividends of $0.02 per common share per month, for total dividends of $18,740 and $37,435 (three and six months ended June 30, 2016: $18,419 and $32,076), including $3,220 and $7,142 which were paid as share-based dividends for a total issuance of 379,974 and 854,351 common shares of the Company (three and six months ended June 30, 2016: $nil paid as share-based dividends).

Subsequent to June 30, 2017, the Company declared and paid dividends of $0.02 per common share for the month of July 2017 for total dividends paid of $6,252, including $847 paid as share-based dividends for a total issuance of 156,493 common shares of the Company.

20. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Trade and other receivables	$7,928	$(25,600)	$7,667	$(13,055)
Inventories	(5,134)	(16,442)	(3,142)	(21,245)
Other current assets	2,231	(1,351)	641	(956)
Other non-current assets	(4,141)	(2,949)	(9,411)	(17,388)
Accounts payable and accrued liabilities, and other non- current liabilities	15,178	(15,706)	(15,370)	(36,312)
Changes in working capital	$16,062	$(62,048)	$(19,615)	$(88,956)

21. SEGMENTED INFORMATION

All of the Company's operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of global corporate policies and standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities.
The operating, exploration and financial results of individual operating segments are reviewed by the Company's executive management. As a group, the executive management of the Company is considered to be the chief operating decision maker ("CODM") in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests.
There has been no change to the Company's reportable operating segments during the three and six months ended June 30, 2017.

Tahoe Resources Inc.	18
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

Significant information relating to the Company's operating segments as at June 30, 2017 and for the three and six months ended June 30, 2017 is summarized as follows:

	June 30, 2017(1)
	Escobal(2)	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$774,510	$448,921	$501,328	$864,722	$2,589,481
Goodwill	—	57,468	—	54,617	112,085
Total assets	980,551	612,457	575,790	960,430	3,129,228
Total liabilities(3)	$(47,538)	$34,022	$350,181	$138,247	$474,912

	Three Months Ended June 30, 2017(1)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$73,416	$56,741	$25,801	$53,618	$209,576
Production costs	23,739	28,793	13,831	25,843	92,206
Royalties	4,179	—	—	1,272	5,451
Depreciation and depletion	14,451	4,979	3,871	14,333	37,634
Mine operating earnings	31,047	22,969	8,099	12,170	74,285
Capital expenditures	$9,147	$6,428	$16,712	$31,357	$63,644

	Six Months Ended June 30, 2017(1)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$186,523	$115,775	$45,250	$113,074	$460,622
Production costs	56,535	54,400	25,122	53,538	189,595
Royalties	10,267	—	—	2,831	13,098
Depreciation and depletion	29,052	10,947	9,975	29,501	79,475
Mine operating earnings	90,669	50,428	10,153	27,204	178,454
Capital expenditures	$19,062	$12,319	$25,031	$55,772	$112,184

(1)	Balances presented are before intercompany transaction eliminations.

(2)	Escobal segment includes corporate and other.

(3)	Includes intercompany payables and receivables to reconcile to the total liabilities on the statement of financial position.
Significant information relating to the Company's reportable operating segments as at December 31, 2016 and for the three and six months ended June 30, 2016 is summarized as follows:

	December 31, 2016(3)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$785,888	$451,551	$482,685	$836,829	$2,556,953
Goodwill	—	57,468	—	54,617	112,085
Total assets	963,824	611,344	547,153	948,932	3,071,253
Total liabilities	$(27,225)	$71,490	$319,432	$135,402	$499,099

Tahoe Resources Inc.	19
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

	Three Months Ended June 30, 2016(2)(3)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$103,658	$63,926	$21,540	$39,127	$228,251
Production costs	30,328	35,211	6,143	20,561	92,243
Royalties	8,346	—	—	891	9,237
Depreciation and depletion	15,085	7,955	1,983	11,717	36,740
Mine operating earnings	49,899	20,760	13,414	5,958	90,031
Capital expenditures	$7,295	$7,899	$14,087	$35,754	$65,035

	Six Months Ended June 30, 2016(1)(2)(3)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$181,826	$117,891	$21,540	$39,127	$360,384
Production costs	62,942	61,608	6,143	20,561	151,254
Royalties	9,265	—	—	891	10,156
Depreciation and depletion	28,057	12,575	1,983	11,717	54,332
Mine operating earnings	81,562	43,708	13,414	5,958	144,642
Capital expenditures	$12,588	$13,091	$29,778	$35,754	$91,211

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.

(2)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.

(3)	Balances presented are before intercompany transaction eliminations.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Cash and cash equivalents, restricted cash, trade and other receivables, and other assets are classified as loans and receivables and are measured at amortized cost;

•	Trade and other receivables which are subject to provisional pricing adjustments and investments are measured at fair value through profit and loss; and

•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.
Fair value ("FV") estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.
Level 1 - inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Tahoe Resources Inc.	20
Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

At June 30, 2017 and December 31, 2016, the levels in the FV hierarchy into which the Company's financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	June 30, 2017			December 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$298	$—	$—	$39	$—	$—
Provisionally priced trade receivables	—	17,207	—	—	18,997	—
	$298	$17,207	$—	$39	$18,997	$—

(1)	Investments are included in other current assets.
The carrying value of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.
There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2017.
23. FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a) Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.

There has been no significant change to the Company's exposure to credit risk since December 31, 2016 and the Company deems this risk to be minimal.

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. To further mitigate this risk, the Company has the Revolving Facility in place in the amount of $150 million which was amended subsequent to June 30, 2017 (note 11b and note 26).

There has been no significant change to the Company's exposure to liquidity risk since December 31, 2016 and the Company deems this risk to be minimal.

c) Market Risk

The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i. Foreign Exchange Risk

The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivable, accounts payable and accrued liabilities and taxes payable.

There has been no significant change to the Company's exposure to foreign exchange risk since December 31, 2016 and the Company deems this risk to be at an acceptable level.

ii. Interest Rate Risk

Interest rate risk is the risk that the Company's future cash flows and fair values will fluctuate as a result of changes in market interest rates. At June 30, 2017, the Company's interest-bearing financial instruments are related to cash and cash equivalents, the Facility, the Revolving Facility and finance leases. No amounts were drawn on the Revolving Facility and therefore only standby fees were applicable for the three and six months ended June 30, 2017 (note 11b).

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Condensed Interim Consolidated Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

There has been no significant change to the Company's exposure to interest rate risk since December 31, 2016 and the Company deems this risk to be minimal.

iii. Price Risk

Price risk is the risk that the fair value of the Company's financial instruments will fluctuate due to changes in market prices.

The Company has not entered into any hedging contracts. There has been no significant change to the Company's exposure to price risk since December 31, 2016 and the Company deems this risk to be at an acceptable level.
24. CAPITAL MANAGEMENT

The Company's strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.

The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Facility (note 26) and finance leases.

	Notes	June 30, 2017	December 31, 2016
Shareholders' equity		$2,654,316	$2,572,154
Debt	11	35,000	35,000
Lease obligations	12	11,514	15,946
		2,700,830	2,623,100
Cash and cash equivalents	6	(190,636)	(163,368)
Restricted cash		(5,047)	(4,672)
		$2,505,147	$2,455,060

The Company's overall capital management strategy remains unchanged from the year ended December 31, 2016.

25. CONTINGENCIES

Due to the complexity and nature of the Company's operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. There were no significant changes to the Company's contingencies as disclosed in note 26 of its audited consolidated financial statements for the year ended December 31, 2016 except as noted below:

(a) Shareholder class action lawsuit

On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the defendants made untrue statements of material facts or omitted to state material facts and/or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court which suspended the mining license at Escobal, described below. The suits allege compensatory damages, interest, fees and costs. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which are not determinable at this time.

26. SUBSEQUENT EVENTS
(a) Amended credit facility
On July 18, 2018, the Company entered into an Amended and Restated Credit Agreement (“Revolving Facility”) with a syndicate of lenders to increase its revolving credit facility from $150 million to $300 million with a US$50 million accordion feature and to extend the term to July 19, 2021. The Agreement includes terms that limit borrowing to a maximum of $75 million during the suspension of the mining license at Escobal as a result of the CALAS claim, as described in the

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Condensed Interim Consolidated Financial Statements

Company’s press release dated July 5, 2017. In the event the suspension of the license is greater than 270 days, Tahoe will require additional accommodations from the majority lenders.
Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.15% to 3.125% or a base rate plus 1.125% to 2.125% which is based on the Company’s consolidated net leverage ratio. The credit facility is secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones.  Additionally, the credit facility contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other person. Proceeds may be used for liquidity and general corporate purposes.
(b) Provisional license suspension
On May 24, 2017 an anti-mining organization, CALAS, filed a claim in the Supreme Court of Guatemala against Guatemala’s Ministry of Energy and Mines (“MEM”) alleging that MEM violated the Xinca indigenous people’s right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").
On July 5, 2017, the Company learned that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the action is fully heard.
The Company was not a party to the action commenced by CALAS and did not previously have standing to make submissions to the court in respect of the provisional application. This decision conferred legal standing on the Company which is now in the process of taking all legal steps to have the ruling reversed and the license reinstated as soon as possible.
The Supreme Court is the initial trial court in Guatemala for constitutional actions filed against MEM. Appeals from these decisions are heard by Guatemala’s Constitutional Court. Based on a prior ruling by the Constitutional Court involving consultation obligations with respect to a large natural resource project, the Company believes that its operating license should remain in effect while any additional consultation is completed. Accordingly, the Company has both appealed the decision to the Constitutional Court and asked for the Supreme Court to reconsider its provisional ruling.
The Supreme Court must still resolve CALAS’s definitive constitutional claim, which could take between 12 and 18 months, during which the Company must suspend operations absent a reversal of the provisional decision. The Company understands that to the extent there were any consultation obligations, MEM met these before issuing the exploitation license to MSR.

In addition, on July 14, the Company filed a legal action against the Guatemalan Supreme Court challenging jurisdiction and the process that the Court followed in rendering its decision. The Company has also issued information requests to the Court regarding its decision-making process and other procedural information.
Upon formal receipt of the order temporarily suspending the license for Escobal, the mine was immediately placed on stand-by. The Company plans to maintain the mine such that full production can be expeditiously resumed on a reversal of the suspension. During this time, the Company will continue to maintain its high standard of security and environmental protection.

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Condensed Interim Consolidated Financial Statements